                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                 (Amendment No. 20 to the Amended and Restated
                                 Schedule 13G)*



                                Kellogg Company
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   487836108
                ----------------------------------------------
                                (CUSIP Number)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO.  487836108              13G                          PAGE 2
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Bank of New York Company, Inc.
      I.R.S. 13-2614959


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      A New York Corporation

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            96,776

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          74,695,245
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             50,300

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          71,707,370
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                          74,792,021
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
                          35.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
                         HC

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO.  487836108              13G                          PAGE 3
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      William E. LaMothe
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S. Citizen

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          394,267
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          71,729,520
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             393,758

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          71,729,520
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                          72,123,787
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
                          34.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
                          IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO.  487836108                 13G                        PAGE 4
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Russell G. Mawby

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S. Citizen

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            6,315

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          71,675,220
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             3,600

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          71,675,220
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                          71,681,535
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
                         34.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
                          IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO.  487836108              13G                          PAGE 5
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             William C. Richardson

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S. Citizen

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            200

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          72,036,180
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             200

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          72,036,180
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                          72,036,380
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
                          34.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
                          IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G
Issuer: Kellogg Company
Page 6


     This Schedule 13G is being filed as Amendment No. 20 to the Schedule 13G dated April 23, 1979 filed on behalf of Harris Trust and Savings Bank, Lyle C. Roll, Russell G. Mawby and William V. Bailey as trustees of the W.K. Kellogg Foundation Trust (the "Trust") with respect to shares of common stock of Kellogg Company (the "Shares").

     This Amendment No. 20 is being filed by The Bank of New York as trustee of the Trust, on behalf of the Trust and on behalf of itself, William E. LaMothe, Russell G. Mawby and William C. Richardson, as all of the trustees of the Trust for the year ending December 31, 1996.

     In accordance with Item 101(a)(2)(ii) of Regulation S-T promulgated by the Securities and Exchange Commission, this Amendment No. 20 restates and amends the entire text of the Schedule 13G (as amended by Amendments No. 1 through 19 thereto).

     The number of shares beneficially owned by each of The Bank of New York and certain of its affiliates, William E. LaMothe, Russell G. Mawby, and William C. Richardson, individually, as fiduciary or otherwise, is hereinafter reported. The number of Shares beneficially owned collectively by such persons is 75,608,063, which is 36.1% of the Shares outstanding. Of this amount 71,675,220 Shares, or 34.2% of the Shares outstanding, represent Shares owned in a fiduciary capacity on behalf of the Trust. Shares owned in other fiduciary capacities are noted on Exhibit 1.



Item 1.   (a)  Name of Issuer:
               --------------

               Kellogg Company

          (b)  Address of Issuer's Principal Executive Offices:
               -----------------------------------------------

               One Kellogg Square
               Battle Creek, Michigan 49016-3599


Item 2.   (a)  Name of Persons Filing:
               -----------------------

               The Bank of New York Company, Inc.

               William E. LaMothe
               Russell G. Mawby
               William C. Richardson

          (b)  Address of Principal Business Office:
               -------------------------------------

               Person Filing                        Address
               -------------                        -------
               The Bank of New York Company, Inc.   One Wall Street
                                                    New York, NY  10286

               William E. LaMothe                   Heritage Tower, Suite 1701
                                                    25 West Michigan Avenue
                                                    Battle Creek, Michigan 49017

               Russell G. Mawby                     Heritage Tower, Suite 1701
                                                    25 West Michigan Avenue
                                                    Battle Creek, Michigan 49017

               William C. Richardson                W.K. Kellogg Foundation
                                                    One Michigan Avenue East
                                                    Battle Creek, Michigan 49017

Schedule 13G
Issuer: Kellogg Company
Page 7


          (c)  Citizenship:
               ------------

               The Bank of New York Company, Inc.   -A New York Corporation
               William E. LaMothe                   -U.S. Citizen
               Russell G. Mawby                     -U.S. Citizen
               William C. Richardson                -U.S. Citizen

          (d)  Title of Class of Securities:
               -----------------------------

               All persons filing - common stock

          (e)  CUSIP Number:
               -------------

               All persons filing - 487836108


Item 3.   (a) - (h)

          This statement is being filed pursuant to Rule 13d-1(c).


Item 4.   Ownership:
          ----------

          (a)  Amount Beneficially Owned as of December 31, 1996:
               --------------------------------------------------

               The Bank of New York Company, Inc.    -74,792,021
               William E. LaMothe                    -72,123,787
               Russell G. Mawby                      -71,681,535
               William C. Richardson                 -72,036,380

          (b)  Percent of Class:
               -----------------

               The Bank of  New York Company, Inc.   -     35.7%
               William E. LaMothe                    -     34.4%
               Russell G. Mawby                      -     34.2%
               William C. Richardson                 -     34.3%

          (c)  Number of shares as to which such person has:
               ---------------------------------------------

               (i)    Sole power to vote or to direct the vote:

               The Bank of New York Company, Inc.         96,776
               William E. LaMothe                        394,267
               Russell G. Mawby                            6,315
               William C. Richardson                         200

               (ii)   Shared power to vote or to direct the vote:

               The Bank of New York Company, Inc.    -74,695,245
               William E. LaMothe                    -71,729,520
               Russell G. Mawby                      -71,675,220
               William C. Richardson                 -72,036,180

Schedule 13G
Issuer: Kellogg Company
Page 8


               (iii)  Sole power to dispose or to direct the disposition of:

               The Bank of New York Company, Inc.    -    50,300
               William E. LaMothe                    -   393,758
               Russell G. Mawby                      -     3,600
               William C. Richardson                 -       200

               (iv)   Shared power to dispose or to direct the disposition of:

               The Bank of New York Company, Inc.    -71,707,370
               William E. LaMothe                    -71,729,520
               Russell G. Mawby                      -71,675,220
               William C. Richardson                 -72,036,180


Item 5.   Ownership of Five Percent or Less of a Class:
          ---------------------------------------------

          Charles H. Ludlow resigned as a co-trustee of the Trust effective year-end on December 31, 1995. On January 15, 1996, Dr. William C. Richardson succeeded Mr. Ludlow as a co-trustee of the Trust. Accordingly, after December 31, 1995, Mr. Ludlow ceased to be the beneficial owner of more than five percent of the common stock of Kellogg Company, and as of January 15, 1996, Dr. Richardson became such a beneficial owner. Beginning with this Amendment number 20 for the year ending December 31, 1996, Dr. Richardson is reporting his shareholdings of Kellogg Company as a member of the group set forth below in Item 8 in lieu of Mr. Ludlow.

          As reported in previous amendments to this Schedule 13G, on June 19, 1980, Charles H. Ludlow succeeded William V. Bailey as co-trustee due to the death of Mr. Bailey on May 5, 1980. Accordingly, beginning with the year ending December 31, 1980, Mr. Bailey's shareholdings ceased to be reported on this Schedule 13G and Mr. Ludlow began to report his shareholdings on this Schedule 13G. On March 19, 1981, Paul H. Smucker succeeded Lyle C. Roll as co-trustee. Accordingly, beginning with the year ending December 31, 1981, Mr. Roll's shareholdings ceased to be reported on this Schedule 13G and Mr. Smucker began to report his shareholdings on this Schedule 13G. On May 15, 1985, The Bank of New York succeeded Harris Trust and Savings Bank as corporate trustee. Accordingly, beginning with the year ending December 31, 1985, the shareholdings of Harris Trust and Savings Bank ceased to be reported on this Schedule 13G and The Bank of New York began to report its shareholdings on this Schedule 13G. On January 15, 1992, William E. LaMothe succeeded Paul H. Smucker as co-trustee. Accordingly, beginning with the year ending December 31, 1992, Mr. Smucker's shareholdings ceased to be reported on this Schedule 13G and Mr. LaMothe began to report his shareholdings on this Schedule 13G.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person:
          ----------------------------------------------------------------

          See Exhibit 1

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
          ----------------------------------------------------------------------

          The Bank of New York Company, Inc., a parent holding company, is filing with respect to its following subsidiaries:

                    The Bank of New York
                    One Wall Street
                    New York, NY 10286

Schedule 13G
Issuer: Kellogg Company
Page 9


                    The Bank of New York Trust Company
                    123 Main Street
                    White Plains, New York 10601


Item 8.   Identification and Classification of Members of the Group:
          ----------------------------------------------------------

          See Exhibits 2 and 3

Item 9.   Notice of Dissolution of Group:
          -------------------------------

          Not Applicable

Item 10.  Certification:
          --------------

          Not Applicable

                                  SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  May 6, 1997

                          The Bank of New York, as trustee of the
                          W.K. Kellogg Foundation Trust


                          By   /s/ John V. Stenerson
                            ----------------------------------------------------
                                     John V. Stenerson
                                     Vice President



                                    William E. LaMothe

                                    /s/ John V. Stenerson*
                                    --------------------------------------------
                                    By his attorney in fact, John V. Stenerson



                                    Russell G. Mawby


                                    /s/John V. Stenerson**
                                    --------------------------------------------
                                    By his attorney in fact, John V. Stenerson



                                    William C. Richardson


                                    /s/John V. Stenerson***
                                    --------------------------------------------
                                    By his attorney in fact, John V. Stenerson

                 *Pursuant to Power of Attorney attached as Exhibit 4.1 hereto
                **Pursuant to Power of Attorney attached as Exhibit 4.2 hereto
               ***Pursuant to Power of Attorney attached as Exhibit 4.3 hereto

                                   FORM 13G

                                 EXHIBIT INDEX
                                 -------------



Exhibit No.    Exhibit
-----------    -------

Exhibit 1      Ownership of More Than 5 Percent on Behalf of Another Person.

Exhibit 2      Identity of Each Person Filing This Schedule 13G.

Exhibit 3      Agreement Pursuant to Rule 13d-1(f)(1)(iii).

Exhibit 4.1    Power of Attorney of William E. LaMothe

Exhibit 4.2    Power of Attorney of Russell G. Mawby

Exhibit 4.3    Power of Attorney of William C. Richardson